

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Mr. Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

> **Re:** **Halliburton Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010**
> **and June 30, 2010**
> **Filed April 22, 2010 and July 23, 2010**
> **Definitive Proxy Statement filed April 5, 2010**
> **File No. 001-03492**

Dear Mr. Cornelison:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director